

02003558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nexus Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2910 N. Arcadia Street, #200
(No. and Street)

Colorado Springs	CO	80907-6335
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Forbes (719) 630-7204
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rickords & Associates, P.C.
(Name — *if individual, state last, first, middle name)*

617 N. 17th Street, Suite 100	Colorado Springs	CO	80904-3578
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert A. Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexus Financial, Inc., as of December 31, 2001, 19XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

The Board of Directors
Nexus Financial, Inc.

We have audited the accompanying statement of financial condition of Nexus Financial, Inc., (the Company) as of December 31, 2001 and 2000, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexus Financial, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2002

Rickords & Associates, P.C.
Rickords & Associates, P.C.

FINANCIAL STATEMENTS

NEXUS FINANCIAL, INC.
Statement of Financial Condition
December 31, 2001 and 2000

Assets

	2001	2000
Current assets:		
Cash	$18,438	$15,721
Receivables from non-customers	00	1,172
Prepaid federal income tax	840	00
Total current assets	19,278	16,893
Property and equipment, net of depreciation	00	00
Investment	3,300	3,300
Total assets	$22,578	$20,193

Liabilities and Stockholders' Equity

	2001	2000
Current liabilities:		
Accrued payroll taxes	$ 4,359	$ 00
Income tax payable	00	846
Total current liabilities	4,359	846
Common stock, ($1 par, 50,000 shares authorized, 1,500 issued)	1,500	1,500
Paid-in capital	10,050	10,050
Retained earnings	6,669	7,797
Total stockholders' equity	18,219	19,347
Total liabilities and stockholders'equity	$22,578	$20,193

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Income and Retained Earnings
For the years ended
December 31, 2001 and 2000

	2001	2000
Total Revenue	$448,143	$427,895
Selling expenses:		
Management fees	180,800	86,750
Profit sharing contributions	17,196	23,765
Money purchase contributions	11,672	15,843
Travel	19,552	17,489
Total selling expenses	229,220	143,847
General and administrative expenses:		
Salaries	113,389	159,294
Bank charges	134	31
Depreciation	00	818
Dues and subscriptions	4,444	2,803
Equipment rental	1,561	00
Insurance	24,769	32,661
Professional fees	4,000	3,700
Miscellaneous expense	450	569
Office expense	14,120	20,438
Outside services	2,728	16,771
Postage	6,833	4,768
Printing	2,231	00
Professional development	692	00
License and fees	1,369	886
Entertainment	216	1,176
Public relations	150	125
Telephone	16,061	10,156
Rent expense	14,250	12,000
Repair and maintenance	3,397	00
Taxes	9,257	12,804
Total general and administrative expenses	220,051	279,000
Total Expenses	449,271	422,847
Net income (loss) before taxes	(1,128)	5,048
Federal income tax	00	846
Net income (loss)	(1,128)	4,202
Retained earnings, beginning of year	7,797	1,632
Federal tax refund	00	1,963
Retained earnings, end of year	$ 6,669	$ 7,797
Earnings (loss) per share	$ (.75)	$ 2.80

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Cash Flows
For the years ended
December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (1,128)	$ 5,871
Cash received from clients	448,025	425,719
Interest received	118	213
Cash paid to employees, suppliers, and for services	(444,298)	(423,028)
Net cash provided/used by operating activities	2,717	8,775
Cash flows from investing activities:		
Purchase of stock (NASD)	00	(3,300)
Cash at beginning of period	15,721	10,246
Cash at end of period	$ 18,438	$ 15,721

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

	2001	2000
Net income (loss)	$ (1,128)	$ 4,202
Depreciation	00	818
Federal income tax refund	00	1,963
		6,983
Changes in:		
Accounts receivable	1,172	1,837
Prepaid federal income tax	(840)	00
Accrued expenses	4,359	(891)
Income tax payable	(846)	846
Total adjustments	3,845	1,792
Net cash from/used by operating activities	$ 2,717	$ 8,775

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Changes in Stockholders Equity
For the years ended
December 31, 2001 and 2000

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 1999	$1,500	$10,050	$1,632	$13,182
Net income, December 31, 2000	0	0	4,202	4,202
Income tax refund	0	0	1,963	1,963
Balance, December 31, 2000	$1,500	$10,050	$7,797	$19,347
Net loss, December 31, 2001	0	0	(1,128)	(1,128)
Balance, December 31, 2001	$1,500	$10,050	$6,669	$18,219

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Notes to the Financial Statements
December 31, 2001 and 2000

(1) The Company is owned by four stockholders

375 shares	Robert A. Forbes
375 shares	Stephen R. Dierks
375 shares	Clifford B. Poulton
375 shares	Louis M. Jiminez

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Deferred Compensation

No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial. No provisions for salaried personnel.

f. Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized. Gain or loss on retirement of property is included in income.

g. Estimates

There are no significant estimates used in preparation of financial statements.

(3) Related party transactions

The Company is owned by four stockholders. During the period ended December 31, 2001, management fees in the amount of $180,800 were paid to Nexus Financial Programs, Inc., which is also owned by Robert A. Forbes, Stephen R. Dierks, Clifford B. Poulton and Louis M. Jiminez. The building is owned by SCR, LLC with the equal partners: Robert A. Forbes, Stephen R. Dierks and Clifford B. Poulton.

NEXUS FINANCIAL, INC.
Notes to the Financial Statement
December 31, 2001 and 2000

(4) Financial Instruments

The Company maintains two cash balances at the same financial institution. The balances are $6,839 and $11,599. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, there were no concentrations of credit risk in the cash accounts.

(5) Profit Sharing Plan

A Profit-Sharing Plan was established with the effective date of April 1, 1995. Employees are eligible with 0 years of service when they have attained the age of 21. Credited service is based on actual hours for which an Employee is paid or entitled to payment. Contributions are discretionary pursuant to Employer resolution and if no resolution is adopted then 3% of Participant's compensation. Normal retirement age shall be 55 years. The plan permits hardship withdrawal and loans to Participants. There is 100% vesting immediately after satisfaction of the eligibility requirements.

(6) Money Purchase Pension Plan

A money purchase plan was established September 11, 1997. Employees are eligible with 0 years of service when they have attained the age of 21. Compensation is determined by wages paid for purposes of income tax withholding. The employer will contribute 10% of compensation for each participant. Normal retirement age is 55 with no early retirement permitted. Vesting is immediate after eligibility requirements are satisfied.

(7) Management Agreement

An agreement for management services was entered into on November 3, 1995 between Nexus financial Programs, Inc. and Nexus Financial, Inc. to purchase management services on a continuing basis beginning January, 1996 to pay a management fee. The fee will be the lesser of 100% of the gross dealer concessions and service fee actually received during the prior month. Or such amount that when properly recorded will not cause the "Net capital" as defined by the NASD to fall below 120% of the Net Capital requirement.

NEXUS FINANCIAL, INC.
Notes to the Financial Statements
December 31, 2001 and 2000

(8) Earnings (Loss) per Share

Earnings (loss) per share of common stock were computed by dividing net income (loss) by the number of common shares outstanding for the year.

(9) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2001.

The Company had no other debt at December 31, 2001.

(10) Capital Stock

A summary of the corporation's capital stock at December 31, is as follows:

Common stock -- $1.00 per value
Authorized -- 50,000 shares
Issued and outstanding -- 1,500 shares

(11) Risk

a. Cash-Checking accounts were maintained in one bank with a balance of $18,438 fully covered by FDIC insurance.

b. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(12) Focus Report Reconciliation

Net loss per focus reports	$(1,645)
Correction in expenses	517
Adjusted net loss per financial statements	$(1,128)

SUPPLEMENTARY INFORMATION

FORM X-17A-5

3/91

FOCUS REPORT

(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: Nexus Financial, Inc. [13]

SEC FILE NO.: 8-48294 [14]

FIRM ID. NO.: [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2910 N. Arcadia Street, #200 [20]
(No. and Street)

Colorado Springs [21] CO [22] 80907-6335 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/01 [24]

AND ENDING (MM/DD/YY): 12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Forbes [30]

(Area Code)—Telephone No.: (719) 630-7204 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22nd day of February 2002

Manual signatures of:

1) 
Principal Executive Officer or Managing Partner

2) 
Principal Financial Officer or Partner

3) 
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Nexus Financial, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-48294 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 18,438	200			$ 18,438	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	3,300	610	3,300	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets Prepaid income tax	840	535		735	840	930
12. TOTAL ASSETS	$ 19,278	540	$ 3,300	740	$ 22,578	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Nexus Financial, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
Payable to non-customers	[1155]	[1355]	[1610]
Securities sold not yet purchased, at market value		[1360]	[1620]
Accounts payable, accrued liabilities, expenses and other	4,359 [1205]	[1385]	4,359 [1685]
Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
0. TOTAL LIABILITIES	$ 4,359 [1230]	$ 0 [1450]	$ 4,359 [1760]

Ownership Equity

Sole proprietorship	$	[1770]
Partnership (limited partners $ [1020])		[1780]
Corporation:		
A. Preferred stock		[1791]
B. Common stock	1,500	[1792]
C. Additional paid-in capital	10,050	[1793]
D. Retained earnings	6,669	[1794]
E. Total	18,219	[1795]
F. Less capital stock in treasury	( )	[1796]
4. TOTAL OWNERSHIP EQUITY	$ 18,219	[1800]
5. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 22,578	[1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Nexus Financial, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

Line	Item		Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 18,219	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			18,219	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 18,219	3530
6.	Deductions and/or charges: [17]				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 3,300	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(3,300)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 14,919	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 14,919	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Nexus Financial, Inc. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$	290	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	9,919	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	14,483	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	4,359	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
19.	Total aggregate indebtedness				$	4,359	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	29	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

'83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Nexus Financial, Inc.

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]

Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
Profit (loss) from underwriting and selling groups		3955
Revenue from sale of investment company shares	470,770	3970
Commodities revenue		3990
Fees for account supervision, investment advisory and administrative services		3975
Other revenue	118	3995
Total revenue	$ 470,888	4030

EXPENSES

Item		Amount	Code
0. Salaries and other employment costs for general partners and voting stockholder officers		$ 116,787	4120
Other employee compensation and benefits		71,445	4115
Commissions paid to other broker-dealers			4140
Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
Regulatory fees and expenses		1,369	4195
Other expenses		282,932	4100
Total expenses		$ 472,533	4200

NET INCOME

Item		Amount	Code
Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (1,645)	4210
Provision for Federal income taxes (for parent only)			4220
Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
Cumulative effect of changes in accounting principles			4225
Net income (loss) after Federal income taxes and extraordinary items		$ (1,645)	4230

MONTHLY INCOME

Item	Amount	Code
Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Nexus Financial, Inc.

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 19,347	4240
A. Net income (loss)		(1,128)	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 18,219	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Nexus Financial, Inc. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

5. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] .... [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ none [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Rickords & Associates, P.C.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

617 N. 17TH STREET, SUITE 100	COLORADO SPRINGS	CO 70	80904 -3578
ADDRESS Number and Street	City	State	Zip Code

71 72 73 74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

Nexus Financial, Inc.

Computation for Determination of Reserve
Requirements in accordance with Rule 15c3-3

and

Reconciliation of Computation of Reserve
Requirements pursuant to Rule 17a5(d)(4)

and

Information Relating to the Possession or
Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2001 and 2000

Under Rule 15c3-3(k)(2)(B) Nexus Financial, Inc. is exempt from a computation for determination of Reserve Requirements as required under Rule 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements as required under Rule 17A5(d)(4) and information relating to the possession or control required under Rule 15c3-3.

Nexus Financial, Inc.

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c-1 under the Securities Exchange Act of 1934.

December 31, 2001

Aggregate indebtedness:	
Accrued expenses	$ 4,359
total aggregate indebtedness	$ 4,359
Net capital:	
Credit items:	
Retained earnings	$ 6,669
Additional paid-in capital and common stock	11,550
Total credit items	$18,219
Deductions and charges:	
Nonallowable assets	$ 3,300
Total deductions and charges	$ 3,300
Net capital	$14,919
Capital requirements:	
Required capital	$ 5,000
Net capital in excess of requirements	9,919
Net capital	$14,919
Ratio of aggregate indebtedness to net capital	.29 to 1

There were no liabilities subordinated to claims of general creditors.

Nexus Financial, Inc.

Reconciliation of Net Capital Pursuant to rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2001

Computation of Net Capital

Net capital as reported on 17a-Part IIA (Focus Report) as of December 31, 2001	$14,919

There were no adjustments that affected net capital.



RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customer's securities during the periods ended December 31, 2001 and December 31, 2000.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

February 18, 2002



RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Board of Directors
Nexus Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Nexus Financial, Inc., (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedure were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Rickords & Associates, P.C.
February 18, 2002

Rickords & Associates, P.C.
Rickords & Associates, P.C.

NEXUS FINANCIAL, INC.

Accountants' Report and Financial Statements

FORM X-17A-5
FOCUS REPORT

December 31, 2001 and December 31, 2000

NEXUS FINANCIAL, INC.